Exhibit 99.46

NexTech Launches ARitizeTM App with Budweiser

Branded Augmented Reality Activation to Celebrate Budweiser Stage’s 25th Anniversary

New York, NY - Toronto, ON – May 20, 2019 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF)(CSE: NTAR)(FSE: N29) today announced the roll out of their ARitizeTM App with a Budweiser-branded augmented reality activation to commemorate the 25th anniversary of Toronto’s Budweiser Stage. Budweiser selected NexTech’s ARitize™ app to trigger an augmented reality experience which is activated when pointing the phone at a 25th anniversary Budweiser can. Starting today, May 20th, 2019, NexTech will be running a social media driven contest giving away season tickets to the Budweiser stage which will be featuring over 60 acts including, Lenny Kravitz, Bryan Adams, Lionel Ritchie, Mary J. Blidge, Adam Sandler, Jimmy Buffett, Wiz Khalifa, Blink 182, Iron Maiden, Beck, Game of Thrones Live and many more.

See the full list here

The ARitizeTM App, available on both Apple and Android mobile devices, uses advanced 3D imaging technology to create engaging augmented reality experiences. Available to both brands and individuals, the app allows users to tell their stories through curating a branded channel of interactive activations that enhance existing content, materials and goods. With a low entry cost for mass deployment via mobile phones, ARitize™ App experiences are consistent across all existing content mediums.

“We’re excited to be launching our ARitizeTM App with an activation for a well- respected brand like Budweiser and showcasing how augmented reality can enhance customer engagement,” said Evan Gappelberg, CEO of NexTech. “Our app allows brands to curate an immersive, branded experience where they can sell, teach, communicate and share their product, service or experience through Augmented Reality (AR) that is accessible on a device all consumers use regularly - their mobile phone.”

As part of the anniversary celebrations, fans will be prompted to download the ARitizeTM App when purchasing limited edition cans of Budweiser, available throughout Ontario, to gain access to an immersive brand experience and enter a contest to win Budweiser Stage season tickets. Upon launching the Budweiser activation within the app and aiming their device’s camera at one of the special- edition cans, users will see different visuals, which they are encouraged to capture and share on social media as their entry into the contest. This Budweiser activation creates a significant footprint of usage of NexTech’s AR solutions Aritize™ app within Canada.

Brands who implement augmented reality experiences are likely to see higher conversions. A recent study from Digital Bridge found that 74 percent of consumers expect retailers to offer an augmented reality experience, while Daymon reports that 72 percent of consumers said they have purchased something they were not planning to after experiencing it through AR.

NexTech has built its AR and AI eCommerce platform as an affordable, scalable, customizable, and most importantly, easy solution to integrate within an existing web interface, making NexTech one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022 according to Statista.

About NexTech AR Solutions Corp.

NexTech is bringing a next generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the Company’s patent- pending platform offers the most technologically advanced 3D AR, AI technology anywhere. Online retailers can subscribe to NexTech’s state of the art, 3D AR/AI solution for $79/mo. The Company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform. To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward- looking information that are incorporated by reference herein, except as required by applicable securities laws.

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